EXHIBIT 12

Arconic and subsidiaries

Computations of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in millions, except ratios)

Nine months ended September 30,	2017
Earnings
Income from continuing operations before income taxes	$925
Noncontrolling interests share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	—
Fixed charges added to earnings	411
Distributed income of less than 50 percent-owned persons	—
Amortization of capitalized interest:
Consolidated	10
Proportionate share of 50 percent-owned persons	—

Total earnings	$1,346

Fixed Charges
Interest expense:
Consolidated	$398
Proportionate share of 50 percent-owned persons	—

$398

Amount representative of the interest factor in rents:
Consolidated	$13
Proportionate share of 50 percent-owned persons	—

$13

Fixed charges added to earnings	$411

Interest capitalized:
Consolidated	$17
Proportionate share of 50 percent-owned persons	—

$17

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$428

Pretax earnings required to pay preferred stock dividends*	80

Combined total fixed charges and preferred stock dividends	$508

Ratio of earnings to fixed charges	3.1

Ratio of earnings to combined fixed charges and preferred stock dividends	2.7

*	Based on U.S. statutory rate of 35%